Mail Stop 3561

March 13, 2008

Mr. Jeff Hanks, President
EnSurge, Inc.
2089 East Fort Union Blvd.
Salt Lake City, UT 84121

> **Re:** **EnSurge, Inc.**
> **Item 4.01 Form 8-K**
> **File No. 033-03275-D**

Dear Mr. Hanks:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise Rhodes
Office of Beverages, Apparel and
Health Care Services